                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

      For the fiscal year ended: December 31, 2004

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from _____________ to ________________

      Commission File Number: 1-11024

      A. Full title of plan and address of the plan if different from that of the issuer named below:

                                 CLARCOR 401(k) Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CLARCOR Inc.
                           840 Crescent Centre Drive
                           Suite 600
                           Franklin, TN 37067

                                 CLARCOR 401(k)
                                     PLAN

                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                                    AS OF AND FOR THE YEAR ENDED
                                                               DECEMBER 31, 2004

                                 CLARCOR 401(k)
                                      PLAN

                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                                    AS OF AND FOR THE YEAR ENDED
                                                               DECEMBER 31, 2004

                                                                  CLARCOR 401(k)
                                                                            PLAN

                                                                        CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 3

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits                     4
    Statements of Changes in Net Assets Available for Benefits          5
    Notes to Financial Statements                                     6-9

SUPPLEMENTAL SCHEDULE

    Schedule of Assets (Held  at End of Year)                          11

Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Plan.

[HORNE LLP LOGO]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Committee of the CLARCOR 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the CLARCOR 401(k) Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne LLP

Nashville, Tennessee
June 10, 2005

                                                             CLARCOR 401(K) PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

================================================================================


December 31,                                                                2004
--------------------------------------------------------------------------------
ASSETS

INVESTMENTS, at fair value
     Common/collective trust                                         $12,617,525
     Mutual funds                                                     38,392,295
     CLARCOR Inc. common stock fund                                    4,556,032
     Participant loans                                                 1,759,350
--------------------------------------------------------------------------------

Total investments                                                     57,325,202
--------------------------------------------------------------------------------

RECEIVABLES
      Employer contributions                                             212,415
      Participant contributions                                          361,474
--------------------------------------------------------------------------------

Total Receivables                                                        573,889
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                    $57,899,091

================================================================================

                                 See accompanying notes to financial statements.

                                                             CLARCOR 401(K) PLAN


                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

================================================================================


Year ended December 31,                                                 2004
--------------------------------------------------------------------------------
ADDITIONS

     Investment income
         Interest income from common/collective trust                $   426,842
         Dividend income from CLARCOR Inc. common stock fund              29,842
         Interest income from participant loans                           80,226
         Dividend income from mutual funds                               947,856
--------------------------------------------------------------------------------

Total interest and dividends                                           1,484,766
--------------------------------------------------------------------------------

         Net appreciation in fair value of
           Mutual funds                                                2,697,188
           CLARCOR Inc. common stock fund                                890,280
--------------------------------------------------------------------------------

Total net appreciation                                                 3,587,468
--------------------------------------------------------------------------------

Total investment income                                                5,072,234
--------------------------------------------------------------------------------

     Contributions
         Employer                                                      2,556,332
         Participant                                                   4,298,248
         Rollover                                                         99,512
--------------------------------------------------------------------------------
Total contributions                                                    6,954,092
--------------------------------------------------------------------------------
Transfers in                                                          50,399,956
Total additions                                                       62,426,282
--------------------------------------------------------------------------------

DEDUCTIONS
     Benefits paid to participants                                     4,522,011
     Administrative fees                                                   5,180
--------------------------------------------------------------------------------

TOTAL DEDUCTIONS                                                       4,527,191
--------------------------------------------------------------------------------

NET INCREASE                                                          57,899,091

NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year                       --
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS, at end of year                    $57,899,091

================================================================================

                                 See accompanying notes to financial statements.

                                                             CLARCOR 401(K) PLAN


                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================



1.  DESCRIPTION OF PLAN    The following brief description of the CLARCOR Inc.
                           (the "Company") 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

    GENERAL The Plan is a defined contribution plan established January 1, 2004, which covers eligible domestic employees of the Company who have three months of service and are 21 or older, and who are not continuing participation in the CLARCOR Inc. Pension Plan effective January 1, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                           Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the first 3% and 50% of the next 2% of pretax compensation that a participant contributes to the Plan.

    PARTICIPANT ACCOUNTS   Each participant's account is credited with the
                           participant's contribution and allocations of the Company's contributions and Plan earnings.
                           Allocations are based on participant account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
                           Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, Company common stock and 11 mutual funds as investment options for participants.

                                                             CLARCOR 401(K) PLAN


                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

    VESTING As this is a safe harbor match plan, participants are immediately vested in their contributions and the Company's match, plus actual earnings thereon.

    PARTICIPANT LOANS      Participants may borrow from their accounts a minimum
                           of $1,000 and participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants' account balances. Loans may not exceed the lesser of 50% of the participant's vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2% at the time of the loan.

    PAYMENT OF BENEFITS    Upon termination of service, death, disability or
                           retirement, participants, or their beneficiaries, will receive lump-sum benefit payments. Benefits paid are equal to the value of the participant's vested interest in his or her account.

                           Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

    FORFEITED ACCOUNTS     Forfeitures are used to reduce future Company
                           contributions. This Plan was established January 1,
                           2004, and no forfeitures were used to reduce 2004
                           Company contributions.

    ADMINISTRATIVE
    EXPENSES The Company pays substantially all of the Plan's administrative expenses.

                                                             CLARCOR 401(K) PLAN


                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

    BASIS OF ACCOUNTING    The financial statements of the Plan are prepared
                           under the accrual method of accounting.

    USE OF ESTIMATES       The preparation of financial statements in conformity
                           with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    RISKS AND
    UNCERTAINTIES          The Plan provides for various investment options in
                           any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

    INVESTMENT VALUATION   The Plan's investments are stated at fair value.
                           Quoted market prices are used to value investments.
                           Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair value.


    PAYMENT OF BENEFITS    Benefits are recorded when paid.

3.  SIGNIFICANT
    INVESTMENTS            The fair value of individual investments that
                           represent 5% or more of the Plan's net assets are as follows:


                           December 31,                                     2004
                           -----------------------------------------------------
                           CLARCOR Inc. common stock fund           $  4,556,032
                           Vanguard 500 Index Fund                    11,635,047
                           Vanguard U. S. Growth Fund                  3,604,574
                           Vanguard Wellington Fund                    7,199,072
                           Vanguard Windsor II Fund                    3,694,258
                           Vanguard Retirement Savings Trust          12,617,525
                           -----------------------------------------------------
                             * Value not greater than 5% of net assets.

4.  RELATED-PARTY
    TRANSACTIONS           The Plan invests in shares of mutual funds managed by
                           an affiliate of Vanguard Fiduciary Trust Company.
                           Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan.
                           Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                           CLARCOR Inc. common stock fund contains shares of common stock issued by the Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.  TRANSFERS IN           Transfers In are comprised of $46,227,506 from the
                           CLARCOR 401(k) Retirement Savings Plan, $4,273,722 conversion from the United EFP 401(k) Plan, and reclassifications of ($101,272).

6.  PLAN TERMINATION       Although it has not expressed any intent to do so,
                           the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

7.  TAX STATUS             On June 4, 2004, a request was filed with The
                           Internal Revenue Service to determine that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code
                           ("IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

                                                             CLARCOR 401(K) PLAN

                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)

================================================================================

                                                                 EIN: 36-0922490
                                                                Plan Number: 010
                                                                       Form 5500


--------------------------------------------------------------------------------
December 31,                                                                2004
--------------------------------------------------------------------------------

                                                                                                               (e)
                                                                                                             CURRENT
                                                                                                             VALUE AT
                              (b)                                    (c)                    (d)            DECEMBER 31,
 (a)                  IDENTITY OF ISSUER                  DESCRIPTION OF INVESTMENT         COST               2004
-------------------------------------------------------------------------------------------------------------------------

  *   CLARCOR INC. COMMON STOCK FUND                      COMPANY COMMON STOCK               (a)          $  4,556,032

  *   VANGUARD RETIREMENT SAVINGS TRUST                   COMMON/COLLECTIVE TRUST            (a)            12,617,525

  *   VANGUARD PRIME MONEY MARKET FUND                    MUTUAL FUND                        (a)             1,411,744

  *   VANGUARD EXPLORER FUND                              MUTUAL FUND                        (a)             1,945,779

  *   VANGUARD WELLINGTON FUND                            MUTUAL FUND                        (a)             7,199,072

  *   VANGUARD INTERMEDIATE TERM INVESTMENT GRADE         MUTUAL FUND                        (a)             1,999,389

  *   VANGUARD INTERMEDIATE TERM TREASURY FUND            MUTUAL FUND                        (a)             2,598,633

  *   VANGUARD 500 INDEX FUND                             MUTUAL FUND                        (a)            11,635,047

  *   VANGUARD WINDSOR II FUND                            MUTUAL FUND                        (a)             3,694,258

  *   VANGUARD U.S. GROWTH FUND                           MUTUAL FUND                        (a)             3,604,574

  *   VANGUARD INTERNATIONAL GROWTH FUND                  MUTUAL FUND                        (a)             1,937,048

  *   VANGUARD SMALL CAP INDEX FUND                       MUTUAL FUND                        (a)             1,153,721

  *   VANGUARD MID CAP INDEX FUND                         MUTUAL FUND                        (a)             1,213,030

  *   PARTICIPANT LOANS                                   LOANS TO PARTICIPANTS              --              1,759,350
                                                                                                          ------------
                                                                                                          $ 57,325,202
                                                                                                          ============

* Represents party-in-interest

(a) The cost of participant-directed investments is not required to be disclosed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CLARCOR 401(k) Plan

Dated:   June 29, 2005                      By: /s/ David J. Lindsay
                                                David J. Lindsay
                                                Chairman, CLARCOR Inc.
                                                401(k) Plan Committee
                                                as Plan Administrator

INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.1          Consent of Independent Registered Public Accounting Firm